Exhibit 99.1

NewsRelease

TC Energy commences NAFTA claim following revocation of Keystone XL Presidential Permit

CALGARY, Alberta – July 2, 2021 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced today it has filed a Notice of Intent to initiate a legacy North American Free Trade Agreement (NAFTA) claim under the United States-Mexico-Canada Agreement to recover economic damages resulting from the revocation of the Keystone XL Project’s Presidential Permit.

TC Energy will be seeking to recover more than US$15 billion in damages that it has suffered as a result of the U.S. Government’s breach of its NAFTA obligations.

The Notice of Intent was filed with the U.S. Department of State, Office of the Legal Adviser.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov .

Media Inquiries:
Communication Representative
Jaimie Harding / Suzanne Wilton

media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522